October 6, 2006

Albert Barbusci
President and Chief Executive Officer
Dynasty Gaming, Inc.
759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7

   Re: **Dynasty Gaming, Inc.**
     Amendment No. 2 to Registration Statement on Form 20-F
     Filed September 20, 2006
     File No. 000-52126

Dear Mr. Barbusci:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 8

1. We note that you have not executed the joint venture agreements for either Newco1 or Newco2. Please include a risk factor that highlights the fact that you do not yet have agreements in place and discuss the risks to your business if you are unable to enter into these two joint ventures with Ho Group.

Our operations may face risks in connection with the joint venture we have undertaken with Ho Majiang, page 8

2.   Please revise to state, if true, that you do not currently know the percentage ownership you will hold in the joint venture. We note the disclosure on page 15, which indicates that the percentage split between you and Ho Group has not been finalized.

Risks specific to Gibraltar, page 8

3.   Please revise to describe any existing or proposed regulations in Spain relating to internet gambling and discuss the related risks to your business.

Business Overview, page 14

4.   Please revise to briefly describe the two phases in your two-phased strategy to secure a lead position in the Chinese market and the international online gaming sector. We note the more detailed discussion beginning on page 16; however, the meaning of your two-phased strategy should also be clear in the overview section.

Potential Markets, page 15

5.   We note your response to prior comment 17. Please provide us with a copy of the relevant portions of the eResearch report prepared by Christiansen Capital. Please mark the report to highlight the specific information that supports your disclosure in the prospectus.

6.   Please refer to the sixth paragraph on page 16 and explain to us your basis in both Canadian and US GAAP for consolidating Newco2 in which you do not have a majority ownership.

Marketing Strategy, page 16

7.   Please revise to disclose the material terms of the stock options granted to Genesis.

8.   Refer to the table of license agreements. Please revise to clarify why there are two termination dates associated with the Gambling Federation agreement. Also, please revise the termination date for the Ho Casinos.com agreement or explain why the termination date is one day prior to the date of the agreement.

9.   Refer to the discussion of Track Two on page 17. Please revise to disclose whether there will be any rake in connection with online Mahjong games in China.

Item 5. Operating and Financial Review and Prospectus, page 21

10.   We note your response to our prior comment 36, but were unable to locate the discussion of the operating results for calendar year 2004. Upon updating your financial statements, please revise MD&A to discuss the operating results for each period covered by the financial statements, which we assume will reflect the reclassification of your subsidiaries MED, CHCI and CPC as disclosed on page 25.

Trend Information, page 26

11.   Please provide to us copies of the relevant sections of the industry reports that you cite in the first paragraph of this section. Please highlight the portions of those reports that support the data in your prospectus.

12.   We note your response to prior comment 41. Considering that you are one of the first companies to market an aggregate player, online cash wager version of Mahjong, please discuss the risk that there is no demonstrated market for online Mahjong.

Item 6. Directors, Senior Management and Employees, page 29

13.   We note your response to prior comment 43. Please revise further to disclose the date that Mr. Brink became President and Director of Mahjong Systems.

Termination of Employment, Change in Responsibilities and Employment Contracts, page 34

14.   Please revise to disclose whether Mr. Barbusci is entitled to any payment of salary or bonus under his employment agreement. If so, please describe and quantify those terms of his agreement.

15.   Please revise to briefly describe the consulting services that Cadence Communications provides under the terms of the consulting agreement.

16.   Please disclose any payments made or owed to Mr. Sherrington as a result of the termination of his employment and consulting agreements.

17.   Please disclose the actual termination date of Mr. Brink's management agreement with MSL. Also, describe and quantify the options that Genesis is entitled to receive in the event that MSL and MDI's combined consolidated financial statements reach $4 million.

Item 7. Major Shareholders and Related Party Transactions, page 38

18.   We note the reference to a "table" at the bottom of page 38; however, the disclosure does not contain a table. Please revise to remove this reference or to provide the appropriate disclosure.

19.   We note your response to prior comment 55; however, the terms of the related party agreements still are not clear. Please revise to disclose the date of each agreement and the termination date, as well as any provisions for extension or renewal. Describe the services to be rendered by or to Dynasty Gaming under each agreement. If you do not have a written agreement, please disclose that fact and describe the services provided in exchange for the fees you have disclosed.

20.   Please expand the description of payments to Genesis Consulting. Disclosure on page 16 indicates that you have agreed to pay Genesis an annual fee of CDN$120,000 in addition to various performance fees. We also note that you issued 1 million stock options to Genesis. Please ensure that you have disclosed all payments made to Genesis during the last three fiscal years.

Financial Statements

Dynasty Gaming, Inc.

21.   Please update the financial statements in accordance with Instructions 2 and 3 to Item 8.A.5 of Form 20-F.

Consolidated Statement of Operations and Deficit, page F-5

22.   We have read and considered your response to comment 60 that your subsidiaries MED, CHCI and CPC were not required to be reported as discontinued operations under US GAAP. However, we noted on page 25 that these subsidiaries were segregated in the June 30, 2006 financial statements and reported as distinct items in accordance with Canadian GAAP. Please explain to us the difference, if any, between Canadian GAAP and US GAAP with respect to the accounting and reporting of discontinued operations.

Note 13. Capital Stock

e) Business acquisition, page F-19

23.   We have read and considered your response to comment 65 relating to the value assigned to the common shares issued in the acquisition of Mahjong Systems Limited and Mahjong Development Inc. We note that the value was based on the cash price of the private placement completed on April 29, 2005 rather than the quoted market price of the common shares. Please explain to us the difference, if any, between Canadian GAAP and

US GAAP with respect to determining the cost of the acquired entity. Also, if applicable, explain how you considered paragraphs 22 to 23 of SFAS 141 in preparing your reconciliation to US GAAP.

Note 28. Canadian and United States Accounting Policies Differences

Consolidated Statements of Cash Flows, page F-34

24.   We have reviewed your response to our prior comment 61 and the related revisions to your footnote 28. We are unclear how your cash flow presentation in footnote 28 complies with US GAAP or how it reconciles your Consolidated Statements of Cash Flows on page F-7 to the presentation required by US GAAP. Please advise or revise accordingly.

9143-3250 Quebec Inc. and Mahjong Systems Limited

Consolidated Financial Statements

General

25.   We have read your response to comment 64. Please, tell us how you determined that you were not required to provide interim financial statements for the acquired businesses up to the date of acquisition. Please refer to Rule 3-05 of Regulation S-X.

Auditors' Report, page F-40 and page F-50

26.   It is unclear whether the referenced audit reports have been signed. Please revise your filing to include signed audit reports. Additionally, please include a consent from the respective auditors to include their reports with your filing. Refer to Rule 2-02(a) of Regulation S-X and Item 10.G. of Form 20-F.

27.   Tell us how your auditors determined that it would be appropriate to conduct their audits in accordance with Canadian GAAS rather than US GAAS. Please refer to Instruction 2 to Item 8.A.2.of Form 20-F.

28.   We note that the auditors' reports do not include statements that the auditors believe that their audit provides a reasonable basis for their opinion. Please explain to us how the auditors' report complies with paragraph .08g of SAS 58 and Rule 3200T of PCAOB. Also, revise the auditors' reports to indicate the inception date of each entity.

Unaudited Pro Forma Consolidated Statement of Operations – Dynasty Gaming Inc.

29.   Tell us what consideration you have given to providing an introductory paragraph that describes what the pro forma presentation shows and explanatory footnotes for the pro

forma adjustments shown on this statement. Refer to Rule 11-02(b)(2) and (6) of Regulation S-X. Also, clarify the accounting treatment for both Canadian and U.S. GAAP.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Accountant, at 202-551-3438 or Jorge Bonilla Senior Staff Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Richard A. Friedman
       Sichenzia Ross Friedman Ference LLP (via fax)